Via Facsimile and U.S. Mail
Mail Stop 6010

November 4, 2008

Mr. Garry McHenry
All State Properties Holdings, Inc.
President, Chief Executive Officer,
Chief Financial Officer, and Sole Director
106 Glenwood Drive South
Liverpool, NY 13090

> **Re:** **All State Properties Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 31, 2008**
> **File No. 000-12895**

Dear Mr. McHenry:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K

New Independent Accountant

1. We have reviewed your revised disclosure in response to our prior comment number five and have the following comments:
    a. It is unclear what changes were made in response to part (c). We reissue this comment and ask that you amend your filing to explicitly state whether a written report was provided to you or oral advice was provided that Moore concluded was

an important factor considered in reaching a decision as to the accounting, auditing or financial reporting issue.

b. With respect to the revisions made in response to part (d), please amend your filing to explicitly state whether you or anyone on your behalf consulted with Moore regarding any matter that was a reportable event (as described in paragraph 304(a)(1)(v)). Refer to Item 304(a)(2)(ii) of Regulation S-K.

* * * *

As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3658.

Sincerely,

Tabatha Akins
Staff Accountant